                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                              (Amendment No.  )*

                            Harold's Stores, Inc.
                               (Name of Issuer)

                                 Common Stock
                        (Title of Class of Securities)

                                  413353103
                                (CUSIP Number)


 Mr. Lance Laifer                   With a copy to:
 Laifer Capital Management, Inc.    Gerald Adler, Esq.
 Hilltop Partners, L.P.             Shereff, Friedman, Hoffman & Goodman, LLP
 45 West 45th Street                919 Third Avenue
 New York, New York 10036           New York, New York 10022
 (212) 921-4139                     (212) 758-9500
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                April 8, 1997
                   (Date of Event which Requires Filing of
                               this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b) (3) or (4), check the following: [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                  SCHEDULE 13D
  CUSIP No. 413353103                              Page   2    of          Pages

  1      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
                 Laifer Capital Management, Inc.

  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) / /
                                                                       (b) / /

  3      SEC USE ONLY

  4      SOURCE OF FUNDS*
         WC

  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                / /


  6      CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

      NUMBER OF      7      SOLE VOTING POWER
       SHARES                       330,277
    BENEFICIALLY     8      SHARED VOTING POWER
      OWNED BY                      0
        EACH
      REPORTING      9      SOLE DISPOSITIVE POWER
       PERSON                       330,277
         WITH
                     10    SHARED DISPOSITIVE POWER
                                    141,931
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                  472,208

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                           / /


  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                  8.7%

  14    TYPE OF REPORTING PERSON*
                                  CO, IA

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                  SCHEDULE 13D
  CUSIP No. 413353103                            Page    3    of           Pages

  1      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
                 Lance Laifer

  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) / /
                                                                      (b) / /

  3      SEC USE ONLY

  4      SOURCE OF FUNDS*
         WC

  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                               / /


  6      CITIZENSHIP OR PLACE OF ORGANIZATION
         USA

      NUMBER OF      7      SOLE VOTING POWER
       SHARES                       330,277
    BENEFICIALLY     8      SHARED VOTING POWER
      OWNED BY                      0
        EACH
      REPORTING      9      SOLE DISPOSITIVE POWER
       PERSON                       330,277
         WITH
                     10    SHARED DISPOSITIVE POWER
                                    141,931
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                  472,208

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                           / /

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                  8.7%

  14    TYPE OF REPORTING PERSON*
                                  IN

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
  CUSIP No. 413353103                            Page    4    of           Pages

  1      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
                 Hilltop Partners, L.P.

  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) / /
                                                                      (b) / /

  3      SEC USE ONLY

  4      SOURCE OF FUNDS*
         WC

  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                               / /


  6      CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

      NUMBER OF      7      SOLE VOTING POWER
       SHARES                       275,526
    BENEFICIALLY     8      SHARED VOTING POWER
      OWNED BY                      0
        EACH
      REPORTING      9      SOLE DISPOSITIVE POWER
       PERSON                       275,526
         WITH
                     10    SHARED DISPOSITIVE POWER
                                    0
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                  275,526

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                           / /


  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                  5.1%

  14    TYPE OF REPORTING PERSON*
                                  PN


                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 Schedule 13D
                            Harold's Stores, Inc.


                  This Statement on Schedule 13D is filed by Hilltop Partners, L.P., Laifer Capital Management, Inc. and Lance Laifer (collectively, the "Reporting Persons").

 Item 1.  Security and Issuer.

                  This Statement relates to the common stock (the "Common Stock") of Harold's Stores, Inc. (the "Company"). The address of the principal executive office of the Company is 765 Asp Avenue, Norman, Oklahoma 73609, tel.
(405) 329-4045.

 Item 2.  Identity and Background.

                  (a) This Schedule 13D is being filed jointly for Hilltop Partners, L.P., a Delaware limited partnership ("Hilltop"), its general partner, Laifer Capital Management, Inc., a Delaware corporation, and Lance Laifer, the President, sole Director and principal stockholder of Laifer Capital Management, Inc.

                  (b), (c) and (f) The address of Hilltop is 45 West 45th Street, New York, NY 10036. Hilltop is a Delaware limited partnership. Its principal business is investments.

                  The address of the principal office of Laifer Capital Management, Inc. is 45 West 45th Street, New York, NY 10036. Laifer Capital Management, Inc. is a Delaware corporation. Its principal business is investment management.

                  Lance Laifer's principal occupation is investment management and his business address is c/o Laifer Capital Management, Inc., 45 West 45th Street, New York, NY 10036. Mr. Laifer is a United States citizen.

                  (d) and (e). During the past five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

 Item 3.  Source and Amount of Funds.

                  The source of the funds used by Hilltop to purchase the securities of the Company was working capital. The source of the funds used by Laifer Capital Management, Inc. to purchase the securities of the Company was
(i) the working capital of Hilltop and (ii) the working capital or other funds of its various investment advisory clients listed in the transaction records attached hereto as Annex A. The amount of funds used by the Reporting Persons to purchase Common Stock is as follows:

          Hilltop                                                 $3,612,456
          Various Wolfson family entities ("Wolfson")             $1,885,478

          Hilltop Offshore Limited ("Offshore")                     $741,636

 Item 4.  Purpose of the Transaction.

                  Each of the Reporting Persons acquired its or his shares of Common Stock for investment purposes. Each of the Reporting Persons may acquire or dispose of securities of the Company, including shares of Common Stock, directly or indirectly, in open-market or privately negotiated transactions, depending upon the evaluation of the performance and prospects of the Company by the Reporting Persons and upon other developments and circumstances, including, but not limited to, general economic and business conditions and stock market conditions.

                  Except for the foregoing and as disclosed below, no Reporting Person has any present plans or proposals which relate to or would result in any of the actions or events described in paragraphs (a) through (j) of Item 4 of
Schedule 13D.

 Item 5.  Interest in Securities of Issuer.

                  (a) Hilltop is the beneficial owner of 275,526 shares (5.1%) of Common Stock.

                  Laifer Capital Management, Inc. is the beneficial owner of 472,208 shares (8.7%) of Common Stock. The 472,208 shares of Common Stock beneficially owned by Laifer Capital Management, Inc. includes:

                  (i) 275,526 shares of Common Stock beneficially owned by Laifer Capital Management, Inc. in its capacity as General Partner and Investment Advisor to Hilltop, which shares have been described in the previous paragraph; and

                  (ii) 196,682 shares of Common Stock beneficially owned by Laifer Capital Management, Inc. in its capacity as Investment Advisor to various other clients. These clients include: (a) Wolfson, with an address at One State Street Plaza, New York, New York 10004-1505, and (b) Offshore, a Cayman Islands company, with an address c/o Consolidated Fund Management Limited, P.O. Box HM 2257, Par La Ville Place, 14 Par La Ville Road, Hamilton HMJX, Bermuda (collectively, the "Clients").


                  Lance Laifer, as president, sole director and principal stockholder of Laifer Capital Management, Inc., is deemed to have the same beneficial ownership as Laifer Capital Management, Inc.

                  The number of shares beneficially owned by the Reporting Persons and the percentage of outstanding shares represented thereby have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. There were 5,438,095 shares of Common Stock of the Company outstanding as of November 25, 1996 as reported by the Company in its Quarterly Report on Form 10-Q for the period ended November 2,1996.

                  (b) Hilltop has the sole power (i) to vote or to direct the voting of and (ii) to dispose and to direct the disposition of the 275,526 shares of Common Stock beneficially owned by it. Hilltop's power to vote and dispose of its shares rests with Laifer Capital Management, Inc., in its capacity as the General Partner of Hilltop.

                  Laifer Capital Management, Inc. has the sole power (i) to vote and to direct the voting of and (ii) to dispose and direct the disposition of the 275,526 shares of Common Stock beneficially owned by it in its capacity as the General Partner of Hilltop. Laifer Capital Management, Inc. (i) has sole power to vote and to direct the voting of and sole power to dispose and direct the disposition of 54,751 shares of Common Stock owned by Offshore and (ii) shares with Wolfson the power to dispose and direct the disposition of 141,931 shares of Common Stock owned by Laifer Capital Management, Inc. in its capacity as Investment Advisor to Wolfson.

                  (c) All transactions in the Common Stock effected by the Reporting Persons during the past sixty days are set forth in Annex A hereto and are incorporated herein by reference. All such transactions were open market purchases.

                  (d)      Not applicable.


                  (e)      Not applicable.

 Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                  None.

 Item 7.  Material to be Filed as Exhibits.

                  Exhibit A.       Agreement of Joint Filing.

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


 Dated:  April 16, 1997               HILLTOP PARTNERS, L.P.


                                          By: LAIFER CAPITAL MANAGEMENT, INC.,
                                                              as General Partner


                                          By: /s/ Lance Laifer
                                              ----------------------------
                                              Lance Laifer
                                              President

                                              LAIFER CAPITAL MANAGEMENT, INC.


                                          By: /s/ Lance Laifer
                                              ----------------------------
                                              Lance Laifer
                                              President


                                              /s/ Lance Laifer
                                              ----------------------------
                                              Lance Laifer

                                  EXHIBIT A

                          AGREEMENT OF JOINT FILING

In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) of a statement on Schedule 13D or any amendments thereto, with respect to the Common Stock of Harold's Stores, Inc. and that this Agreement be included as an Exhibit to such filing.

This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.


                  IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of the 16th day of April, 1997.


                           HILLTOP PARTNERS, L.P.

                           By: LAIFER CAPITAL MANAGEMENT, INC,
                                     as General Partner


                           By:   /s/ Lance Laifer
                               ---------------------------------
                                 Lance Laifer, President

                           LAIFER CAPITAL MANAGEMENT, INC.


                           By:   /s/ Lance Laifer
                               ---------------------------------
                                 Lance Laifer, President


                                   /s/ Lance Laifer
                               ---------------------------------
                           LANCE LAIFER

                                   Annex A

                                                          Laifer       Hilltop       Wolfson      Offshore
                  Date         Price         Comm.       # Shares      # Shares      # Shares     # Shares

            2/21/97           $13.375         ---          11,500         5,900         3,600        2,000

            3/11/97            12.98          ---          45,000        28,000        17,000          ---

            3/12/97            12.4688        ---          44,000        27,400        16,600          ---

            3/19/97            12.75         0.06             500           300           100          100

            3/20/97            12.4375        ---           7,500         4,100         2,500          900

           3/24/97             12.25          ---          28,000        15,300         9,300        3,400


            3/27/97            12.375         ---          13,000         7,100         4,300        1,600

            3/31/97            12.25         0.05           5,000         2,900         1,500          600

            3/31/97            12.1875        ---          18,500        10,100         6,100        2,300

             4/1/97            12.22         0.05           7,500         4,100         2,500          900

             4/3/97            12.375         ---           5,000         2,900         1,500          600

             4/8/97            12.375         ---          21,000        11,500         6,900        2,600


                                   Page 10